UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bird Global, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09077J107

(CUSIP Number)

Daniel Friedland

c/o Goldcrest Capital

5956 Sherry Lane, Suite 1818

Dallas, Texas 75255

(214) 303-1112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107	13D	Page 1 of 14 pages

1	Names of Reporting Persons Goldcrest Capital Bird-B SPV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (see Item 5(c))
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (see Item 5(c))

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(c))
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 2 of 14 pages

1	Names of Reporting Persons Goldcrest Capital Bird-C SPV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (see Item 5(c))
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (see Item 5(c))

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(c))
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 3 of 14 pages

1	Names of Reporting Persons Goldcrest Capital Bird-C-1 SPV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (see Item 5(c))
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (see Item 5(c))

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(c))
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 4 of 14 pages

1	Names of Reporting Persons Goldcrest Capital Bird-D SPV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (see Item 5(c))
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (see Item 5(c))

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(c))
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 5 of 14 pages

1	Names of Reporting Persons Goldcrest Capital II-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 404,374
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 404,374

11	Aggregate Amount Beneficially Owned by Each Reporting Person 404,374
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 6 of 14 pages

1	Names of Reporting Persons Goldcrest Capital QP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (see Item 5(c))
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (see Item 5(c))

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(c))
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 7 of 14 pages

1	Names of Reporting Persons Goldcrest Capital, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 145 (see Item 5(c))
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 145 (see Item 5(c))

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145 (see Item 5(c))
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 8 of 14 pages

1	Names of Reporting Persons Daniel Friedland
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 100,643
	8	Shared Voting Power 404,519
	9	Sole Dispositive Power 100,643
	10	Shared Dispositive Power 404,519

11	Aggregate Amount Beneficially Owned by Each Reporting Person 505,162
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person IN

CUSIP No. 09077J107	13D	Page 9 of 14 pages

1	Names of Reporting Persons Adam Ross
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,815,346
	8	Shared Voting Power 404,519
	9	Sole Dispositive Power 1,815,346
	10	Shared Dispositive Power 404,519

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,219,865
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person IN

CUSIP No. 09077J107	13D	Page 10 of 14 pages

Explanatory Note:

This joint statement on Schedule 13D (the “Statement”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Bird Global, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 392 NE 191st Street, #20388, Miami, Florida 33179.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“the Commission”) on November 16, 2021 (the “Original Schedule 13D”). This Amendment is being filed to reflect the decrease in beneficial ownership of the Reporting Persons resulting from sales of Class A Common Stock and from an in-kind, pro rata distribution of shares of Class A Common Stock owned by the Reporting Persons since the date of the filing of the Original Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was filed as Exhibit 1 to the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The following sets forth, as of the date hereof, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 261,041,252 shares of Class A Common Stock outstanding as of October 31, 2022 as disclosed by the Issuer in its Form 10-Q filed with the Commission on November 18, 2022:

CUSIP No. 09077J107	13D	Page 11 of 14 pages

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Goldcrest Capital Bird-B SPV, LLC	—	—	—	—	—	—
Goldcrest Capital Bird-C SPV, LLC	—	—	—	—	—	—
Goldcrest Capital Bird-C-1 SPV, LLC	—	—	—	—	—	—
Goldcrest Capital Bird-D SPV, LLC	—	—	—	—	—	—
Goldcrest Capital II-A, LP	404,374	0.2%	0	404,374	0	404,374
Goldcrest Capital QP, LP	—	—	—	—	—	—
Goldcrest Capital, LP	145	— *	0	145	0	145
Daniel Friedland	505,162	0.2%	100,643	404,519	100,643	404,519
Adam Ross	2,219,865	0.9%	1,815,346	404,519	1,815,346	404,519

*	Less than 0.1%

The table above reflects (i) 404,374 shares of Class A Common Stock held of record by Goldcrest Capital II-A, LP, for itself and as nominee for Goldcrest Capital II-B, LP and Goldcrest Capital II-C, LP; (ii) 145 shares of Class A Common Stock held of record by Goldcrest Capital, LP; (iii) 100,643 shares of Class A Common Stock held of record by Daniel Friedland and (iv) 1,815,346 shares of Class A Common Stock held of record by Adam Ross.

Daniel Friedland and Adam Ross are the sole managing members or managers, as applicable of each of the GC Funds. As a result, each of Messrs. Friedland and Ross may be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by each of the GC Funds.

CUSIP No. 09077J107	13D	Page 12 of 14 pages

(c)	During the past sixty (60) days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock except as follows:

On March 10, 2023, Goldcrest Capital II-A, LP, for itself and as nominee for Goldcrest Capital II-B, LP and Goldcrest Capital II-C, LP, sold 1,400,000 shares of Class A Common Stock at a weighted-average sale price of $0.157705 per share and an aggregate sale price of $220,787.00.

On March 10, 2023, Mr. Friedland sold 33,639 shares of Class A Common Stock, which shares he received upon the vesting of a restricted stock unit award received from the Company for his service as a director of the Company, at a weighted-average sale price of $0.1612 per share and an aggregate sale price of $5,422.61.

On March 13, 2023, Goldcrest Capital II-A, LP, for itself and as nominee for Goldcrest Capital II-B, LP and Goldcrest Capital II-C, LP, sold 588,314 shares of Class A Common Stock at a weighted-average sale price of $0.142275 per share and an aggregate sale price of $83,702.37.

On March 14, 2023, Goldcrest Capital II-A, LP, for itself and as nominee for Goldcrest Capital II-B, LP and Goldcrest Capital II-C, LP, sold 428,071 shares of Class A Common Stock at a weighted-average sale price of $0.141987 per share and an aggregate sale price of $60,780.52.

On March 14, 2023, each of the following GC Funds effected a pro rata distribution of shares of Class A Common Stock without additional consideration to its limited partners or members pursuant to the terms of its limited partnership agreement or limited liability company agreement (the “Distribution”):

1.	Goldcrest Capital QP, LP distributed 10,107,652 shares of Class A Common Stock;

2.	Goldcrest Capital, LP distributed 1,172,305 shares of Class A Common Stock;

3.	Goldcrest Capital Bird-B SPV, LLC distributed 2,912,224 shares of Class A Common Stock;

4.	Goldcrest Capital Bird-C SPV, LLC distributed 1,664,017 shares of Class A Common Stock;

5.	Goldcrest Capital Bird-C-1 SPV, LLC distributed 871,048 shares of Class A Common Stock;

6.	Goldcrest Capital Bird-D SPV, LLC distributed 103,589 shares of Class A Common Stock;

Following the Distribution, Goldcrest Capital QP, LP, Goldcrest Capital Bird-B SPV, LLC, Goldcrest Capital Bird-C SPV, LLC, Goldcrest Capital Bird-C-1 SPV, LLC and Goldcrest Capital Bird-D SPV, LLC ceased to beneficially own any shares of Class A Common Stock.

Mr. Friedland received 100,643 shares of Class A Common Stock in the Distribution and Mr. Ross received 1,815,346 shares of Class A Common Stock in the Distribution.

(d)	None.

(e)

On March 14, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

CUSIP No. 09077J107	13D	Page 13 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2023

Goldcrest Capital Bird-B SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-C SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-C-1 SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-D SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital II-A, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

CUSIP No. 09077J107	13D	Page 14 of 14 pages

Goldcrest Capital QP, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

Goldcrest Capital, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

/s/ Daniel Friedland
Daniel Friedland

/s/ Adam Ross
Adam Ross